(continued from previous page)

          The information set forth in this Prospectus regarding Taiwan, its economy, and stock exchanges has been extracted from various government and private publications. The Fund and its Board of Trustees have not attempted to verify the statistical information presented in this Prospectus. In this Prospectus, unless otherwise specified, all references to “U.S. Dollars,” “U.S.$” or “$” are to United States dollars and all references to “NT$” or “NT Dollars” are to New Taiwan dollars. On October __, 2008, the noon buying rate quoted by dealers in New York City for cable transfers in NT Dollars, as certified for customs purposes by the Federal Reserve Bank of New York, was NT$[ ] per U.S.$1.00. No representation is made that the NT$ or U.S.$ amounts in this Prospectus could have been or could be converted into U.S.$ or NT$, as the case may be, at any particular rate or at all. See “Appendix A—The Republic of China—Balance of Payments—Exchange Rates” for information regarding historical rates of exchange between the NT Dollar and the U.S. Dollar.

          Unless otherwise indicated, U.S. Dollar equivalent information for information in NT Dollars that is undated is translated at the noon buying rate given above, for a specified date is based on the closing price for U.S. Dollars in Taiwan on that date and for a specified period is based on the average of the daily exchange rates, so computed, for the days in such period.

          Certain numbers in the tables in this Prospectus have been rounded for ease of presentation and, as a result, may not total precisely.

FORWARD-LOOKING STATEMENTS

          The Fund may not claim the safe harbor for forward-looking statements contained in the federal securities laws of the United States because that safe harbor does not apply to investment companies. Nevertheless, you should note that certain statements in this Prospectus are forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause the Fund’s actual results or level of performance to be materially different from any future results or level of performance expressed or implied by such forward-looking statements. Such factors include, among others, those listed under “Risk Factors and Special Considerations” and elsewhere in this Prospectus. As a result of these and other factors, the Fund cannot give you any assurance as to its future results or level of performance. To the extent required by law, the Fund undertakes to amend or reflect any material changes to it after the date of this Prospectus.

FEE TABLE

Shareholder Transaction Expenses:
Sales load (as a percentage of offering price)(1)	0
Offering expenses borne by us (as a percentage of offering price)(2)	[ ]%
Dividend Reinvestment Plan Fees(3)	[ ]%
Total shareholder transaction expenses (as a percentage of offering price)(4)	[ ]%
Annual Expenses (as a percentage of net assets attributable to Shares)*
Management Fee	1.25%(5)
Interest Payments on Borrowed Funds	None
Other Expenses	1.05%(6)
Total Annual Expenses (estimated)	2.30%

          Example:

	Cumulative Expenses Paid for the Period of:
	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment,
assuming a 5% annual return:	$23	$72	$123	$264

*	Net assets attributable to our Shares equal net assets (i.e., total assets less liabilities) at December 31, 2007.

(1)	In the event that the Shares to which this Prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load.

(2)	The related prospectus supplement will disclose the estimated amount of offering expenses, the offering price and the offering expenses borne by us as a percentage of the offering price.

(3)	The Fund and American Stock Transfer & Trust Company (the “Plan Agent”), impose no fee for participation in the Fund's Share Distribution Plan. However, each participant in the Fund's Share Purchase Plan will be charged $1.00 for each transaction under the Share Purchase Plan plus a pro rata share of brokerage commissions incurred in connection with open-market purchases of Fund shares under the Share Purchase Plan.

(4)	The related prospectus supplement will disclose the offering price and the total shareholder transaction expenses as a percentage of the offering price.

(5)	Prior to October 1, 2007, the Fund was internally managed and, therefore, did not incur management fees. For the year ended December 31, 2007, the Fund estimates that it incurred expenses for investment management personnel that represented 1.24% of the Fund’s net assets attributable to Shares. On October 1, 2007, Nanking Road Capital Management, LLC (“NRC”), a company organized by the employees of the Fund who previously managed the Fund’s investments, assumed responsibility as investment manager. For services provided under the investment and management agreement, the Fund pays NRC a fee at an annual rate of 1.25% of the NAV of the Fund’s assets up to $150 million and 1% of the NAV in excess of $190 million.

(6)	The figures provided under “Other Expenses” are based upon expenses for the fiscal year ended December 31, 2007 and do not include expenses the Fund may incur in connection with any offering. See “Trustees and Officers” for additional information.

          The foregoing Fee Table is intended to assist investors in understanding the various costs and expenses that an investor in the Fund will bear directly or indirectly.

          The Example set forth above assumes reinvestment of all dividends and distributions at net asset value (“NAV”) and an expense ratio of 2.30% . The table above and the assumption in the Example of a 5% annual return are required by the Commission regulations applicable to all investment companies. The Example should not be considered a representation of past or future expenses or annual rates of return. Actual expenses or annual rates of return may be more or less than those assumed for purposes of the Example. The figures provided under “Other Expenses” are based upon estimated amounts for the current fiscal year.

PROSPECTUS SUMMARY

          This Prospectus is part of a registration statement that we have filed with the SEC, using the “shelf” registration process. Under the shelf registration process, we may offer, from time to time on a delayed basis, up to $200,000,000 of our common shares of beneficial interest representing rights to purchase common shares of beneficial interest on the terms to be determined at the time of the offering. The Shares may be offered at prices and on terms described in one or more supplements to this Prospectus. This Prospectus provides you with a general description of the Shares that we may offer. Each time we use this Prospectus to offer Shares, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus.

          The following summary is qualified in its entirety by reference to the more detailed information included elsewhere in this Prospectus.

The Fund	The Fund is a diversified, closed-end management investment company, organized for investment in securities of R.O.C. issuers by investors outside the R.O.C. The Fund was formed in connection with the reorganization (the “Reorganization”) of The Taiwan (R.O.C.) Fund (the “R.O.C. Fund”), a securities investment trust fund organized in 1983 under the laws of the R.O.C. Pursuant to the Reorganization, which was completed in May 1989, the Fund acquired the entire beneficial interest in the assets constituting the R.O.C. Fund. Foreign investment in the R.O.C. securities market is currently subject to certain restrictions under R.O.C. law. See “The Fund” and “Foreign Investment Regulations in the R.O.C.”

Investment Objective and
Policies	The Fund’s investment objective is long-term capital appreciation through investment primarily in publicly traded equity securities of R.O.C. issuers. The Fund’s strategy is to invest primarily in Taiwan-listed companies that derive or are expected to derive a substantial portion of their revenues by exporting to or operating in mainland China. Under normal circumstances, at least 80% of the Fund’s net assets will be invested in investments that are economically tied to the R.O.C. The Fund has also invested, and if conditions warrant may in the future invest, in debt securities of R.O.C. issuers (including the R.O.C. government). An additional investment policy of the Fund is that normally at least 70% of its total assets will be invested in securities of R.O.C. issuers (including the R.O.C. government). The Fund may not invest more than 20% of its net assets in stocks traded over-the-counter. Subject to these limitations, the Fund may invest a portion of its assets in securities of non-R.O.C. issuers that are consistent with its China strategy. For temporary defensive purposes during periods in which changes in economic, financial or political conditions make it advisable, the Fund may reduce its holdings in equity securities and increase its holdings in (i) long-term or short-term debt securities issued by the R.O.C. government, its agencies or instrumentalities or private issuers in the R.O.C., (ii) certificates of deposit issued by banks or other financial institutions in the R.O.C. or (iii) cash, or any combination of the foregoing, in each case to the extent deemed prudent. There can be no assurance that the Fund’s investment objective will be realized. The Fund is subject to certain other investment policies and restrictions described under “Investment Objective and Policies,” “Investment Restrictions” and “R.O.C. Government Regulation and Supervision.”

The Offering	The Fund may offer, from time to time, in one or more offerings or series, together or separately, up to $200,000,000 of its Shares. The Fund’s Shares may be offered at prices and on terms to be disclosed in the NAV of the Fund’s assets up to $150 million and 1% of the NAV in excess of $150 million. NRC commenced managing the Fund’s assets on October 1, 2007.

Risk Factors and Special
Considerations

You should carefully consider the following factors, as well as the other information in this Prospectus, before making an investment in the Fund.

Investing in securities of R.O.C. companies involves certain risks and considerations not typically associated with investing in securities of U.S. companies or other non-U.S. companies. The R.O.C. securities market is an emerging market characterized by a relatively small number of listed companies, price volatility and a relatively illiquid secondary market. In addition, because trading in listed R.O.C. securities is concentrated in a small number of R.O.C. companies, the supply of securities available for investment by the Fund may be limited.

Investing in the Fund also involves certain other special considerations, including (1) currency fluctuations and costs of currency exchange, (2) restrictions on the Fund’s investments and on repatriation of monies from the R.O.C., (3) political and economic risks such as the risks of expropriation, confiscation, nationalization and greater social, political and economic instability and (4) the increased costs associated with pursuing legal remedies and obtaining and enforcing judgments against non-U.S. residents, including certain of the Fund’s trustees.

R.O.C. accounting, auditing, financial and other reporting standards are not equivalent to U.S. standards and, therefore, certain material disclosures may not be made and less information may be available to investors investing in the R.O.C. than in the United States. There is also generally less governmental regulation of the securities industry in the R.O.C. than in the United States. See “Risk Factors and Special Considerations.”

The value of the R.O.C. assets held by the Fund will be adversely affected if there is a decline in the value of the NT Dollar relative to the U.S. Dollar. See “Risk Factors and Special Considerations” and “Investment Objective and Policies.”

Borrowing	The Fund may not borrow money within the R.O.C., however, subject to the provisions of the 1940 Act, the Fund may borrow from financial institutions outside the R.O.C. for temporary purposes (that, is, the borrowing must be repaid within 60 days) in amounts not exceeding 5% (taken at the lower of cost or current value) of its total assets (excluding amount borrowed) and may also pledge assets to secure such borrowings).

Because the Fund’s strategy is to invest primarily in Taiwan-listed companies that derive or are expected to derive a substantial portion of their revenues by exporting to or operating in mainland China, there is a risk that an issuer that is treated as an eligible portfolio company because it is expected to derive a substantial portion of its revenues from exports to or operations in mainland China may not actually derive a substantial portion of its revenues from Chinese exports or operations. As a result, the Fund’s portfolio may not be as closely linked to the Chinese economy. See “Risk Factors and Special Considerations.”

Premium/Discount to Net
Asset Value	Shares of closed-end investment companies frequently trade at a discount from NAV. This characteristic of shares of a closed-end fund is a risk separate and distinct from the risk that the fund’s NAV will decrease. It should be noted, however, that in some cases, Shares of closed-end funds, including from time to time certain single-country closed-end funds, may trade at a premium to their NAV. The Fund cannot predict whether its Shares will trade at, below or above NAV. However, in recognition of the possibility that the Fund’s Shares may

Anti-Takeover Provisions	The Declaration of Trust includes certain provisions that are intended to limit the ability of others to acquire control of the Fund, to modify its structure or to cause it to engage in certain transactions. These provisions could also have the effect of depriving shareholders of an opportunity to sell their Shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of the Fund. See “Description of the Shares—Anti-Takeover Provisions.”

Trustees and Officers	Several of the officers and Trustees of the Fund are neither citizens nor residents of the United States. There can be no assurance that the Fund’s officers or Trustees will have any assets in the United States that could be attached in connection with any action, suit or proceeding to enforce the provisions of U.S. securities laws, and none of the Fund’s officers or Trustees has appointed an agent for service of process in the United States in connection with any such action under U.S. securities laws. In addition, the Fund has been advised by Chen & Lin Attorneys-at-Law, its R.O.C. counsel, that R.O.C. courts will not enforce certain final judgment against the Fund’s Trustees or officers in respect of any legal suit or proceeding to enforce the provisions of U.S. securities laws in any court other than the R.O.C. courts. See “Trustees and Officers—Trustee and Officer Compensation.”

Custodians and
Administrator	Brown Brothers Harriman & Co. (“BBH”) acts as custodian (the “Custodian”) for the assets of the Fund. BBH also acts as the administrator of the Fund.

FINANCIAL HIGHLIGHTS

          This table below sets forth certain specified information for a Share outstanding throughout each year and period presented. The information for each of the fiscal years ended December 31, 1998 through December 31, 2007 has been audited by KPMG LLP (“KPMG”), the Fund’s independent registered public accounting firm, whose report thereon was unqualified. The information should be read in conjunction with the financial statements and notes thereto incorporated by reference in this Prospectus. See “Financial Statements.”

		Years Ended December 31,

	Six Months Ended June 30, 2008 (Unaudited)	2007		2006	2005	2004	2003	2002	2001	2000	1999	1998
Per Share Operating Performance:
Net asset value, beginning of year	8.02	7.07		5.87	5.37	5.13	4.37	5.40	5.78	10.23	7.53	9.58

Net investment income (loss)	(0.06)	0.02		0.01	0.05	(0.01)	(0.02)	(0.06)	(0.05)	(0.11)	(0.11)	(0.11)
Net realized and unrealized gain or loss
on securities (a)	(1.34)	0.92		1.21	0.65	(0.24)	0.73	(1.02)	0.06	(3.56)	2.58	(1.73)

Net realized and unrealized
appreciation or depreciation on
translation of foreign
currencies (a)	0.19	(0.01)		(0.03)	(0.25)	0.26	0.11	0.05	(0.39)	(0.41)	0.23	0.08
Total from investment operations	(1.21)	0.93		1.19	0.45	0.01	0.82	(1.03)	(0.38)	(4.08)	2.70	(1.76)

Distributions to Shareholders from:
Capital	—	—		—	—	—	—	—	—	—	—	(0.13)
Net investment income	—	—		—	—	(0.01)	(0.06)	—	—	—	—	(0.07)

Net realized gain on investments	—	—		—	—	—	—	—	—	(0.37)	—	(0.09)
Total Distributions	—	—		—	—	(0.01)	(0.06)	—	—	(0.37)	—	(0.29)

Capital Stock Transactions:
Share Tender Offer/
Repurchase	0.01	0.02	(b)	0.01	0.05	0.24	—	—	—	—	—	—

Net asset value, end of year	6.82	8.02		7.07	5.87	5.37	5.13	4.37	5.40	5.78	10.23	7.53

Per share market value, end of year	6.11	7.23		6.61	5.30	4.90	4.75	4.05	4.75	4.56	8.44	6.19

Total investment return (%):

Based on Fund’s market price	(15.49)	9.38		24.72	8.16	3.42	18.79	(14.74)	4.17	(41.71)	36.35	(20.31)
Based on Fund’s net asset value	(14.96)	13.44		20.44	9.31	4.94	18.75	(19.07)	(6.57)	(39.94)	35.86	(18.42)
U.S.$ return of Taiwan Stock
Exchange Index*	(5.48)	9.23		20.35	3.03	11.69	35.32	(19.03)	10.16	(46.62)	35.15	—

Ratios and supplemental data:

Net assets, end of year (in thousands)	93,707	116.031		113,391	104,364	116,467	167,801	142,936	176,526	188,939	334,521	246,348
Ratio of expenses to average net assets
(%)	1.16 †	2.30		2.55	2.12	2.79	2.57	2.19	2.01	1.67	1.81	1.77
Ratio of net investment income (loss)
to average net assets (%)	(0.82)†	0.28		0.22	0.99	(0.27)	(0.44)	(1.23)	(1.01)	(1.09)	(1.35)	(1.28)
Portfolio turnover rate (%)	11	26		24	16	137	78	107	173	165	191	133

(a)	Cumulative effect of change in accounting principle resulted in a $0.06 reduction in realized gain/loss on investments and foreign currency transactions and a $0.06 increase in unrealized appreciation/depreciation on investments and foreign currency translation during 2004.

(b)	Based on average shares outstanding at each month end.

USE OF PROCEEDS

          The proceeds of any offering made hereby will be invested in accordance with the Fund’s investment objective and policies over a period of time not expected to exceed three months. Pending such investment, such proceeds will be held in bank deposits or invested in U.S. government securities or other U.S. Dollar-denominated short-term high grade securities.

THE FUND

General Information

          The Fund is a Massachusetts business trust formed in 1988 and registered with the Commission as a diversified, closed-end management investment company under the 1940 Act. Taking into account the Fund’s predecessor, the Fund is the oldest investment fund organized for investment in securities of R.O.C. issuers by investors outside the R.O.C.

          The Fund’s investment objective is long-term capital appreciation through investment primarily in publicly traded equity securities of R.O.C. issuers. As a fundamental policy, the Fund may not hold 25% or more of its gross assets in any single industry. Until September of 2007, the Fund was internally managed by employees of the Fund; however, the shareholders of the Fund approved an investment advisory and management agreement with NRC, an investment advisory company formed by those employees. Pursuant to this agreement, NRC is responsible, among other things, for investing and managing the assets of the Fund and administering the Fund’s affairs. The Fund pays NRC a fee at an annual rate of 1.25% of the NAV of the Fund’s assets up to $150 million and 1% of NAV in excess of $150 million. NRC commenced the managing the Fund’s assets on October 1, 2007.

RISK FACTORS AND SPECIAL CONSIDERATIONS

          Risk is inherent in all investing. Investing in any investment company security involves risk, including the risk that you may receive little or no return on your investment or even that you may lose part or all of your investment. Investing in the Fund’s Shares involves certain risks and considerations not typically associated with investing in U.S. securities. Therefore, before investing, you should consider carefully the following risks that you assume when you invest in the Fund’s Shares and special considerations with respect to an investment in the Fund.

Investing in the Fund

          An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency. Among the principal risks of investing in the Fund is market risk, which is the risk that the value of your investment may fluctuate as the stock market in the R.O.C. fluctuates.

          As a portfolio of an investment company that primarily holds common stock, the Fund’s portfolio is subject to the possibility that common stock prices will decline over short or even extended periods. The Fund may remain substantially invested during periods when stock prices generally rise and also during periods when they generally decline. Moreover, as the Fund is a holder of common stock, the Fund’s rights to the assets of the companies in which it invests will be subordinated to such companies’ holders of preferred stock and debt in the event of a bankruptcy, liquidation or similar proceeding. Accordingly, if such an event were to occur to a company in which the Fund invests, the Fund would be entitled to such a company’s assets only after such company’s preferred shareholders and debt holders have been paid. Risks are inherent in investments in equities, and Fund shareholders should be aware that there may be significant fluctuations in the value of their investment in the Fund.

           Because the Fund’s strategy is to invest primarily in Taiwan-listed companies that derive or are expected to derive a substantial portion of their revenues by exporting to or operating in mainland China, there is a risk that an issuer that is treated as an eligible portfolio company because it is expected to derive a substantial portion of its revenues from exports to or operations in mainland China may not actually derive a substantial portion of its revenues from Chinese exports or operations. As a result, the Fund’s portfolio may not be as closely linked to the Chinese economy as a fund that invests solely in portfolio companies that actually derive a substantial portion of its revenues from Chinese exports or operations.

position will not in the future have an adverse effect on its conduct of international trade, which is crucial to its export-driven economic growth.

          While the United States severed diplomatic relations with the R.O.C. in 1979, the Taiwan Relations Act, enacted by the U.S. Congress in April 1979, affirmed as U.S. policies the preservation and promotion of close commercial and cultural ties with the R.O.C. and the continuing supply to the R.O.C. of arms of a defensive character.

Additional Risk of Investing in China and the R.O.C.

          Investments in China are subject to special risks, such as less developed or less efficient trading markets, restrictions on monetary repatriation, possible seizure, nationalization or expropriation of assets and unstable political and economic conditions.

          A small number of companies and industries represent a large portion of the markets in China as a whole. Consequently, the Fund may experience greater price volatility and significantly lower liquidity than a portfolio invested solely in equity securities of U.S. issuers. In addition, currency issues and economic competition also can significantly affect economic growth in Hong Kong, Taiwan and China.

          Investments in Hong Kong or Taiwan could be adversely affected by their political and economic relationship with China. In addition, the willingness of the Chinese government to support the Chinese and Hong Kong economies and markets is uncertain, and changes in government policy could significantly affect the markets in both Hong Kong and China. The Taiwanese political system and economy can be significantly affected by the security threats from China, including the risk of a Chinese takeover of the R.O.C.

          There can be no assurance that certain of the issuers in which the Fund may invest will not have dealings with countries identified by the U.S. State Department as state sponsors of terrorism or countries subject to sanctions administered by the U.S. Treasury Department’s Office of Financial Assets Control. Any such company may suffer damage to its business or reputation that may negatively affect its share price.

Certain Provisions of the Declaration of Trust

          The Fund’s Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Trustees and, consequently, these provisions could deprive shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund. See “Description of the Shares—Anti-Takeover Provisions.”

Operating Expenses

          The operating expense ratio of the Fund is higher than that of funds investing predominantly in the securities of U.S. issuers since the expenses of the Fund (such as investment management, custodial and communication costs) are higher. See “Fee Table.”

Net Asset Value Discount

          Shares of closed-end investment companies frequently trade at a discount from NAV but may trade at a premium. This characteristic is a risk separate and distinct from the risk that a fund’s NAV will decrease. The Fund cannot predict whether its Shares will trade at, below or above NAV. The risk of purchasing shares of a closed-end fund that might trade at a discount is more pronounced for investors that wish to sell their shares in a relatively short period of time because, for those investors, realization of gain or loss on their investment is likely to be more dependent upon the existence of a premium or discount from NAV than upon portfolio performance.

Market Disruption

          The aftermath of the war in Iraq and the continuing occupation of Iraq, the instability in the Middle East and terrorist attacks in the United States and around the world have resulted in market volatility, may have long-term effects on the U.S. and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide.

          In addition, trading activity in securities in which the Fund invests may be dramatically reduced or cease at any time, whether due to general market turmoil, problems experienced by a single issuer or market sector or other factors. In particular, since late 2007, the trading markets for certain classes of securities (such as collateralized debt obligations backed by mortgages (particularly subprime mortgages), has been dramatically impaired, resulting in turmoil in the credit markets generally and a dramatically reduced market for mortgage backed securities in particular.

          The Fund does not know how long the securities markets will continue to be affected by these events and cannot predict the effects that these or similar events in the future will have on the United States and worldwide economies and securities markets.

increase the return to the Fund. The Fund retains all rights of beneficial ownership as to the loaned portfolio securities, including voting rights and rights to interest or other distributions, and has the right to regain record ownership of loaned securities to exercise such beneficial rights. Such loans are terminable at any time by either the Fund or the borrower. The Fund may be required to pay finders’, administrative and custodial fees to persons unaffiliated with the Fund in connection with the arranging of such loans and, if permitted under the 1940 Act or pursuant to an exemptive order thereunder, such fees may be paid to persons affiliated with the Fund. In the event of a default by the borrower, the Fund may suffer time delays and incur costs or possible losses in connection with the Fund’s disposition of the collateral.

INVESTMENT RESTRICTIONS

          The following restrictions on investments of the assets of the Fund may not be changed without the approval of a majority of the Fund’s outstanding voting securities as defined above under “Investment Objective and Policies.” If a percentage restriction on investment or use of assets set forth below is adhered to at the time a transaction is effected, later changes in the percentage resulting from changing values will not be considered a violation of the restriction. With respect to the limitations on the issuance of senior securities and in the case of borrowings, the percentage limitations apply at the time of issuance and on an ongoing basis.

Without such approval, the Fund may not:

(a)	hold 25% or more of its gross assets in any single industry;

(b)	purchase any security (other than obligations of the U.S. government or its agencies or instrumentalities) if as a result of such purchase (i) as to 75% of the total assets (taken at their then current value), more than 5% of the total assets (taken at their then current value) would then be invested in the securities of a single issuer, (ii) as to the remaining 25% of the total assets (taken at their then current value), more than 10% of the total assets (taken at their then current value) would then be invested in the securities of a single issuer (except that the Fund may invest up to 25% of its total assets in obligations of the R.O.C. government or its agencies or instrumentalities), (iii) more than 10% of the outstanding equity securities of any issuer (at the time of purchase) would be beneficially held by the Fund or (iv) 25% or more of the Fund’s assets (taken at their then current value) would be invested in a single industry;

(c)	purchase any security on margin, except such short-term credits as are necessary for the clearance of purchases or sales of securities;

(d)	effect a short sale of any security, except in connection with an underwriting in which the Fund is a participant;

(e)	engage in short sales of securities, write put and call options or engage in purchases of securities on margin;

(f)	invest in securities issued by securities investment trust funds in the R.O.C.;

(g)	buy or sell commodities or commodity contracts, including futures contracts on a contract market or other futures market, except that the Fund may invest in currency forward contracts to hedge against currency fluctuations if R.O.C. law is changed to so permit;

(h)	issue senior securities, except as permitted by paragraph (g) above;

(i)	borrow money within the R.O.C., however, subject to the provisions of the 1940 Act, the Fund may borrow from financial institutions outside the R.O.C. for temporary purposes (that, is, the borrowing must be repaid within 60 days) in amounts not exceeding 5% (taken at the lower of cost or current value) of its total assets (excluding amount borrowed) and may also pledge assets to secure such borrowings);

(j)	make loans to other persons (other than bank deposits or by investment in debt securities or entry into repurchase agreements), except that the Fund may lend its securities to the extent permitted by the 1940 Act, the rules or regulations thereunder or any exemption therefrom, as such statutes, rules or regulations may be amended or interpreted from time to time;

(k)	invest (i) in securities of R.O.C. issuers the issuance of which has not been approved by or registered with the R.O.C. SEC for offering to the public or (ii) in unregistered securities of U.S. issuers that must be registered before being publicly offered under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

(l)	invest in equity securities which, at the time the investment is made, are not listed and traded on the TSE, except that the Fund may invest in such securities if R.O.C. law is changed to so permit (which, as is noted below, has now occurred);

(m)	buy or sell real estate or real estate mortgage loans;

(n)	invest in partnership interests;

(o)	effect any securities transaction with another trust fund under the Fund’s former manager’s management;

(p)	apply the assets of the Fund to purchase beneficial certificates issued by the former manager in other trust funds managed by the former manager;

(q)	underwrite the issue or sale of any securities; or

(r)	invest in securities issued by any person (except the R.O.C. government) who beneficially owns more than 5% of, or takes any significant active role in the management of, the Fund’s investment adviser.

          For purposes of paragraph (l) above, R.O.C law has been changed to permit investment in equity securities traded in any stock exchange in the world excluding (i) securities listed on any of the P.R.C. stock exchanges; (ii) securities issued by the government of the P.R.C. or by any P.R.C. company with listings in Hong Kong and Macau; (iii) stocks in Hang Seng China-Affiliated Corporations (Red Chip) Index; and (iv) all Hong Kong- and Macau-listed securities of companies with at least 35% direct or indirect investment by the P.R.C. government or P.R.C. companies.

          For purposes of paragraph (j) above, the Fund may not lend securities in excess of 33 1/3% of its total assets. See “Investment Objective and Policies—Other Investment Practices—Securities Lending.”

          The Trustees may from time to time adopt further investment limitations with respect to non-fundamental policies of the Fund to comply with applicable laws and regulations.

          In addition to the foregoing investment limitations, investments by the Fund are subject to limitations imposed by the 1940 Act, including certain limitations on transactions between the Fund and its affiliates. For example, the 1940 Act generally prohibits any investment manager for the Fund and its affiliated persons from selling securities to, or buying securities from, the Fund.

by Board members or persons identified by any search firm retained by the Nominating Committee. In considering whether to recommend that an individual be nominated as a Trustee, the Nominating Committee will take the following criteria, among others, into account: (i) the Board’s size and composition; (ii) applicable listing standards and laws; (iii) an individual’s expertise (especially with regard to matters relating to Taiwan, mainland China and public and private investment funds), experience and willingness to serve actively; (iv) whether an individual will enhance the functioning of the Board and the compatibility of his or her views concerning the manner in which the Fund should be governed with the Board’s assessment of the interests of the Fund’s shareholders; and (v) the number of company boards of directors on which such individual serves. During the fiscal year ended December 31, 2007, the Nominating Committee did not retain any search firm or pay a fee to any third party to identify Trustee candidates. The Nominating Committee held one meeting during the fiscal year ended December 31, 2007.

Audit Committee

          The Board of Trustees has an Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 32a-4 of the 1940 Act. The current members of the Audit Committee are Messrs. Edward B. Collins (Chair), Frederick C. Copeland, Jr., Tsung-Ming Chung and Robert P. Parker. The members of the Audit Committee are not “interested persons” of the Fund, as defined in Section 2(a)(19) of the 1940 Act, and also are independent Trustees of the Fund, as defined under the rules of the NYSE. The responsibilities of the Audit Committee include, among other things, review and selection of the independent registered public accounting firm of the Fund, review of the Fund’s financial statements prior to their submission to the Board of Trustees and of other accounting matters of the Fund, and review of the administration of the Fund’s Codes of Ethics and Whistleblower Policy. The Audit Committee held two meetings during the fiscal year ended December 31, 2007.

Trustee and Officer Compensation

          The compensation received by each Trustee and officer of the Fund for the fiscal year ended December 31, 2007 is set forth below.

		Aggregate	Total Compensation from
		Compensation from	the Fund Paid to Trustees
Name	Position	Fund	and Officers (1)(2)(3)
Non-Interested Trustees
Tsung-Ming Chung	Trustee and Audit Committee Member		$21,000	(2)
Edward B. Collins	Trustee and Audit Committee Member		$22,000	(2)
Frederick C. Copeland, Jr.	Trustee and Vice Chairman		$26,000	(2)
Pedro-Pablo Kuczynski	Trustee and Chairman		$20,891	(2)
David N. Laux	Trustee		$25,109	(2)
Robert P. Parker	Trustee and Audit Committee Member		$21,000	(2)
Non-Trustee Officers
Steven R. Champion	President, Chief Executive Officer and		$459,997	(3)
	Portfolio Manager
Cheryl Chang	Chief Financial Officer, Secretary,		$106,343	(3)
	Treasurer and Chief Compliance Officer
(1)	The Trustees and officers of the Fund do not receive any pension or retirement benefits from the Fund.

forwarded to the Board of Trustees only at Fund management’s discretion based on the matters contained therein.

Investment Manager

          The investment manager to the Fund is Nanking Road Capital Management, LLC (“NRC” or the “Investment Manager”), a limited liability company organized under the laws of the State of Connecticut, whose address is 111 Gillett Street, Hartford, Connecticut 06105.

          The Fund was internally managed by employees of the Fund; however, at the Annual Meeting of Shareholders held on August 21, 2007, the shareholders of the Fund approved an investment advisory and management agreement with NRC, an investment advisory company formed by those employees. NRC commenced managing the Fund’s assets on October 1, 2007.

Investment Advisory Agreement

          Pursuant to an investment and management agreement (the “Advisory Agreement”), the Investment Manager is responsible, among other things, for investing and managing the assets of the Fund in accordance with the investment objective and policies of the Fund, as such investment objective and policies are amended from time to time by the Board (or with the concurrence of the Fund’s shareholders, in each case in accordance with the requirements of the 1940 Act), and subject always to the restrictions of the Fund’s Declaration of Trust and By-Laws, as amended or restated from time to time.

          The Investment Manager, at the instruction of the Board of Trustees, will assist and make recommendations to the Executive Committee of the Trust with respect to the Board of Trustees’ duty to determine in good faith the fair values of the Fund’s securities in the absence of readily available market quotations and in circumstances where certain events or circumstances would indicate the market quotation of a security is not reliable pursuant to the procedures and criteria set forth in the Fund’s Valuation Procedures.

          Under the Advisory Agreement, the Investment Manager will vote the Fund’s proxies in accordance with the proxy voting policies, which may be amended from time to time by the Board and communicated to the Investment Manager. In addition, under the terms of the Advisory Agreement, the Investment Manager will provide the Fund with a Chief Executive Officer, Chief Financial Officer, and Chief Compliance Officer; subject to the request and approval of the Board.

          Pursuant to the terms of the Advisory Agreement, the Investment Manager will make such reports to the Board as the Board may deem necessary or advisable and as may be required by rules and regulations under the 1940 Act and shall provide such other services and advice as the Board may reasonably request.

          For services under the Advisory Agreement, the Fund pays the Investment Manager a fee at an annual rate of 1.25% of the NAV of the Fund’s assets up to $150 million and 1% of the NAV in excess of $150 million.

          A discussion regarding the Board of Trustees’ approval of the Advisory Agreement is available in the Fund’s annual report to shareholders for the period ended December 31, 2007.

Portfolio Manager

          Prior to October 1, 2007, Steven R. Champion, President and Chief Executive Officer of the Fund was employed as the portfolio manager of the Fund and therefore, was primarily responsible for the day-to-day management of the Fund’s portfolio. He has been the Fund’s portfolio manager from February. Mr. Champion was Executive Vice President of the Bank of Hawaii from 2001 to 2003 and Chief Investment Officer of Aetna International from 1997 to 2001. Mr. Champion also previously served as the portfolio manager of The Taiwan (R.O.C) Fund, predecessor to the Fund, from 1987 to 1989, and President and portfolio manager of the Fund from 1989 to 1992. Other positions he has held include Vice Chairman of the Bank of San Francisco, Chief International Investment Officer at the Bank of America and Vice President and Country Manager in Taiwan for Continental Illinois National Bank. Though Mr. Champion is a Director of Connecticut Choral Artists, Inc., he is not responsible for the day-to-day portfolio management of any fund or account other than the Fund.

Other Accounts Managed by the Portfolio Manager

           As of December 31, 2007, Mr. Champion managed the Fund with approximately $116,031,056 million in assets under management. As of December 31, 2007, Mr. Champion did not manage any mutual funds or pooled investment vehicles.

Portfolio Manager Compensation

          As of October 1, 2007, the Fund entered into an investment advisory agreement with NRC, whereby the Fund’s management structure changed from an internally managed entity to an externally managed entity. Mr. Champion is the principal owner of NRC and controls its affairs. In that connection he determines the compensation to be paid to himself and other NRC employees out of NRC’s investment advisory revenues, net of other expenses. If profits are available for distribution to NRC’s owners after the payment of salary, bonus and other operating expenses, Mr. Champion is therefore the principal beneficiary of those profits. In determining compensation and bonuses to be paid to him and other NRC officers and employees, Mr. Champion expects to structure NRC’s compensation program to attract and retain key personnel as well as to provide incentives for top quality performance. The factors that he expects to take into account in making such decisions include competence, diligence, creativity and dedication and his assessment of the level of importance of a person's performance as an employee or consultant to NRC’s success as an enterprise. In assessing his own performance as portfolio manager, Mr. Champion expects to base his assessment on a variety of factors, the most important of which is the Fund’s (and other clients’, if any) investment performance in relation to various benchmarks. Mr. Champion anticipates that the relationship between salary and bonus payments to himself and other officers and employees of NRC, on the one hand, and the proportion of NRC’s profits to which he will be entitled as a result of his ownership and profit interest in NRC, on the other hand, may vary from year to year, particularly if NRC acquires other investment management or advisory clients and if the proportion

Investment Scope for Foreign Investors

          Foreign investors may invest in the following securities:

(i)	public placements or private placements of shares, certificates of entitlement to new shares from convertible bonds and Taiwan Depository Receipts (“TDRs”) issued by TSE- listed , GTSM –listed or emerging-stock companies;

(ii)	beneficiary certificates of securities investment trust funds;

(iii)	government bonds, financial debentures, corporate bonds, convertible bonds and corporate bonds with warrants;

(iv)	public placements or private placements of beneficiary certificates issued by trustee companies and public placements or private placements of asset-backed securities;

(v)	warrants; and

(vi)	other securities approved by the competent authorities of securities.

          Foreign investors may allocate their funds duly and timely remitted into Taiwan into government bonds, time deposits, money market instruments, money market funds, equity derivatives that are traded on an organized exchange, OTC NT dollar interest rate derivatives and OTC structure products for the purpose of hedging. However, total investment in these assets should not exceed 30% of the inward remittances of principal.

Foreign Investment Approval

          FINIs are required to submit a “foreign investment approval” application to the Investment Commission under the Ministry of Economic Affairs (“MOEA”) in order to obtain approval to invest in more than 10% of the shares of each R.O.C company in a single transaction. In addition to the general restrictions against direct investment by foreign investors in R.O.C. companies, foreign investors are currently prohibited from investing in certain prohibited industries in Taiwan under the “Negative List.” The industries on the Negative List include, among others, forestry and logging, chemical material and products manufacturing, machinery and equipment manufacturing and repairing, basic metal industries, land transportation, postal courier devices, financing and auxiliary financing, rental and leasing, radio and television broadcasting and recreational services. The Negative List also contains restricted industries which include, among others, agriculture and animal husbandry, fishing, manufacturing of food and beverage, tobacco, chemical materials and products, fabricated metal products, transportation equipment, electric, gas and water supply and telecommunications, etc. The prohibited industries on the Negative List are absolute in the absence of a specific exemption. For further information on prohibited and restricted industries, the Negative List can be viewed on the Investment Commission’s website, http://www.moeaic.gov.tw/.

NET ASSET VALUE

          In valuing the Fund’s assets, securities for which market quotations are readily available are valued at the last sales price prior to the time of determination, or, if there was no sales price on such date, and if bid and asked quotations are available, securities are valued at the mean between the last current bid and asked prices. Shares that are traded over-the-counter, if bid and asked quotations are available, are valued at the mean between the current bid and asked prices or, if such quotations are not available, are valued as determined in good faith by the Trustees. In instances where the price determined above is distributions (other than dividends derived from the Trust’s ordinary income) declared by the Trustees after the date on which the election is received unless the election is revoked by written notice to the Plan Agent.

          In the case of shareholders such as banks, brokers or other nominees, that hold Shares for others who are the beneficial owners, the Plan Agent will administer the Share Distribution Plan on the basis of the number of Shares certified from time to time by the shareholder as representing the total amount registered in the shareholder’s name and held for the account of beneficial owners who are participating in the Share Distribution Plan. There will be no charge to participants for receiving Shares under the Share Distribution Plan. The Fund will pay the fees of the Plan Agent.

          The receipt of Shares in lieu of cash distributions of capital gains will not relieve participants of any U.S. federal income tax that may be payable on such distributions, including, in the case of foreign shareholders (as defined in “Taxation—U.S. Federal Income Taxes—Foreign Shareholders”), withholding taxes. The amount of the distributions for U.S. federal income tax purposes will equal the market value of the Shares on the date of distribution.

          The Trustees may on any occasion determine that the right to receive distributions in Shares will not be made available to any shareholders with registered addresses in any country or territory outside the United States where in the absence of a registration statement or other special formalities the circulation of an offer of rights of election would or might be unlawful. The provisions of the Share Distribution Plan will be subject to any such determination by the Trustees.

Share Purchase Plan

          Shareholders in the Fund have the option of making cash payments to the Plan Agent, semi-annually, in any amount from $500 to $5,000, for investment in the Trust’s Shares. The Plan Agent will use all funds received from participants in the Share Purchase Plan to purchase Shares of the Fund in the open market on or about February 15 and August 15 of each year. Any voluntary cash payments received more than 30 business days prior to these dates or less than 10 business days prior to such dates will be returned by the Plan Agent, and interest will not be paid on any uninvested cash payments. To avoid unnecessary cash accumulations and to allow ample time for receipt and processing by the Plan Agent, participants will be required to send in voluntary cash payments to be received by the Plan Agent approximately ten days before February 15 or August 15, as the case may be. A participant may withdraw a voluntary cash payment by written notice if the notice is received by the Plan Agent not less than 48 hours before such payment is to be invested.

          The Plan Agent will charge $1.00 for each purchase for a participant under the Share Purchase Plan plus a pro rata share of the brokerage commissions. Brokerage charges for purchasing small amounts of Shares for individual accounts through the Share Purchase Plan are expected to be less than the usual brokerage charges for such transactions because the Plan Agent will be purchasing Shares for all participants in blocks and prorating the lower commissions thus attainable.

Plan Accounts; Amendment and Termination

          The Plan Agent will maintain all shareholder accounts in the Share Distribution and Share Purchase Plans and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and U.S. tax records. Shares in the account of each participant will be held by the Plan Agent in noncertificated form in the name of the participant, and each shareholder’s proxy will include those Shares purchased pursuant to the Share Distribution and Share Purchase Plans.

Proxy Voting Procedures

          The Fund’s policy with regard to voting stocks held in its portfolio is to vote in accordance with the recommendations of Institutional Shareholder Services, Inc. (“ISS”) unless the Fund’s portfolio manager recommends to the contrary, in which event the decision as to how to vote will be made by the Fund’s Board of Trustees. A summary of the voting policies followed by ISS is attached hereto as Appendix B. In addition, information regarding how the Fund voted proxies relating to its portfolio securities during the 12-month period ended June 30, 2007 is available on or through the Fund’s website and on the Commission’s website.

domestic corporations. If the income from the Fund is effectively connected with a U.S. trade or business carried on by a foreign shareholder that is a corporation, then such shareholder may also be subject to the 30% branch profits tax. Whether a foreign shareholder is engaged in trade or business in the United States is a factual question. With respect to securities trading activities, a foreign shareholder who is not a dealer in securities is not considered to be engaged in trade or business in the United States by virtue of his securities trading activities if certain conditions are met. Foreign shareholders should consult their tax advisers to determine whether they are engaged in trade or business in the United States and, if they are, whether the income or gain derived from the Shares is effectively connected therewith.

          The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described above. Foreign shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

     The U.S. Federal Income Tax discussion set forth above is a summary included for general information purposes only. In view of the individual nature of tax consequences, each shareholder is advised to consult his own tax adviser with respect to the specific tax consequences to him of participation in the fund, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

DESCRIPTION OF THE SHARES

General Description

          The Fund was created in 1988 by the Declaration of Trust. The assets of a Massachusetts business trust are held and managed by trustees for the benefit of holders of shares of beneficial interest in the trust’s assets. As a Massachusetts business trust, the Fund’s operations are governed by its Declaration of Trust and By-Laws, as each may be amended from time to time, and by Massachusetts law.

          Under the terms of the Declaration of Trust, the Trustees have full power and authority to issue an unlimited number of Shares or additional classes of other securities. The outstanding Shares are, and, when issued, the Shares to be sold pursuant to any offering will be, fully paid, non-assessable and subject to possible shareholder liabilities discussed under “Shareholder Liability” below. The Shares have no preference, preemptive, appraisal, conversion or exchange rights. Offerings of additional Shares or other securities, if made, will not require the approval of the existing shareholders. Any such additional offerings would also be subject to the requirements of the 1940 Act, including the requirement that new Shares may not be sold at a price below the then current NAV of the Shares (exclusive of any underwriting commission or discount) except in connection with an offering to existing shareholders or with the consent of the holders of a majority of the Shares.

          In the event of liquidation of the Fund, each Share will be entitled to its proportion of the Fund’s assets after the payment of debts and expenses.

Shareholder Dividend Rights

          The shareholders have the right to receive dividends as and when declared. See also “Share Distribution Plan and Share Purchase Plan.”

majority of the Trustees. The affirmative vote of the holders of 66 2/3% or more of the outstanding Shares is required to authorize the removal of Trustees from office for cause at any meeting of shareholders.

          The conversion of the Fund from a closed-end to an open-end fund also requires the affirmative vote of 66 2/3% of the outstanding Shares if the Trustees determine to submit such a matter to a shareholder vote (except where, as described in “Possible Change to Open-End Investment Company” below, the Trustees are required to submit the conversion proposal to the shareholders). In addition, the affirmative vote of the holders of 66 2/3% or more of the outstanding Shares is required to authorize transactions with any “Principal Shareholder” of the Fund, as defined below, unless such transaction is approved before such a person or entity becomes a Principal Shareholder or at the time of the transaction by two-thirds of the “Continuing Trustees” (as defined below) then in office, in which case only the shareholder vote (if any) otherwise required by the Declaration of Trust, the By-Laws or Massachusetts law would be required.

          “Principal Shareholder” is defined as any person or entity that owns directly or indirectly more than 5% of the outstanding shares of the Fund. A “Continuing Trustee,” as defined in greater detail in the Declaration of Trust, in summary, is a Trustee who is not an “affiliate” or “associate” of a Principal Shareholder (as those terms are defined in the rules promulgated under the Exchange Act) and (1) who was a Trustee on May 19, 1989, (2) who was a Trustee immediately prior to the Principal Shareholder’s becoming a Principal Shareholder or (3) who was elected or proposed for election for his initial term of office by two-thirds of the Continuing Trustees

          The following transactions with a Principal Shareholder require Shareholder approval: (A) the merger or consolidation of the Fund with or into a Principal Shareholder; (B) the issuance of any securities of the Fund for cash to a Principal Shareholder; (C) the sale, lease or exchange of all or any substantial part of the assets of the Fund, except assets having an aggregate fair market value of less than $1,000,000, aggregating, for the purposes of such computation, all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period, to a Principal Shareholder, or (D) the sale, lease or exchange to the Fund, in exchange for securities of the Fund, of any assets of a Principal Shareholder except assets having an aggregate fair market value of less than $1,000,000, aggregating for the purposes of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period. In addition, any merger or consolidation of the Fund or sale, lease or exchange of all or substantially all of its assets requires the vote or consent of the Trustees and the consent of the holders of not less than a majority of the Shares outstanding and entitled to vote.

          The affirmative vote or consent of holders of 66 2/3% or more of the outstanding Shares of the Fund is also required to amend the Declaration of Trust with regard to each of the foregoing provisions if the Trustees determine to submit such a matter to a shareholder vote. The 66 2/3% minimum voting provisions with respect to the transactions described above are more stringent than are required by the 1940 Act or Massachusetts law.

          The anti-takeover provisions in the Declaration of Trust were not included in response to any efforts of which the Trustees were aware to obtain control of the Fund. The Trustees do not currently contemplate recommending the adoption of any further anti-takeover provisions or any other action designed to affect the ability of third parties to obtain control of the Fund. The Trustees have considered all of these provisions of the Declaration of Trust and have determined that such provisions are in the best interests of the shareholders.

Possible Change to Open-End Investment Company

          If the Shares trade on the NYSE at an average discount to NAV of more than 10%, determined on the basis of the discount as of the end of the last trading day in each week, in any twelve-week period commencing after June 1, 1992, the Trustees are required to submit to the shareholders at the next succeeding annual meeting of shareholders a binding resolution, to the extent consistent with the 1940 Act, to convert the Fund into an open-end investment company, and the affirmative vote of the holders of a majority of the Fund’s outstanding Shares will be required to adopt such resolution. This requirement became effective June 1, 1992 and has been triggered eleven times, first in 1995, in each of the years from 1997-2005, and again in 2007 and 2008. In addition, the Trustees may submit such a resolution to the shareholders at any time, but in such circumstances the affirmative vote of two-thirds of the Fund’s outstanding Shares would be required for approval. The two-thirds affirmative vote requirement with respect to such a transaction is greater than that required by the 1940 Act. See “Anti-Takeover Provisions” above.

          If the Fund were converted into an open-end investment company each Share could be presented to the Fund at a shareholder’s option for redemption at its NAV per Share. In such event, the Fund could be required to liquidate portfolio securities to meet requests for redemption. The Shares could no longer be listed on the NYSE after the Trust’s conversion into an open-end investment company.

Share Repurchases

          In addition to the semi-annual repurchase offers made by the Fund as described herein under “Semi-Annual Share Repurchases,” the Fund has the power to repurchase Shares by tender offers or by open market purchases on a voluntary basis. The Board of Trustees has authorized the Fund to repurchase Fund Shares in one or more block transactions provided that no block exceeds 500,000 Shares on any day, no more than 1,000,000 Shares in total are repurchased in block transactions, and that such share repurchases are made on the NYSE and in compliance with the safe harbor provided by Rule 10b-18 under the Exchange Act. Such purchases have been and will be made only when Shares are trading on the NYSE at a price below their NAV. It is not clear what effect, if any, this repurchase program has had upon the market price of the Shares, and the Fund cannot predict the effect, if any, on the market price of the Shares of any repurchase of Shares made in the future while the Fund is a closed-end investment company, whether pursuant to the currently authorized repurchase program or otherwise. To the extent that any such repurchase results in an average discount from NAV of less than 10% during any 12-week period, the Trustees will not be required to submit to the shareholders a resolution to convert the Fund into an open-end investment company as described above. All purchases pursuant to the currently authorized repurchase program have been, and any repurchases in the future will be, made in accordance with applicable law. The Fund currently has one share repurchase program which commenced in November 2004 and permits the repurchase by the Fund of up to 10% of the outstanding Shares. The Fund has not repurchased any Shares under this program since November 2005.

SEMI-ANNUAL SHARE REPURCHASES

General

          The Fund has adopted an interval fund structure pursuant to which it conducts semi-annual repurchase offers of its Shares. The percentage of outstanding Shares that the Fund can offer to repurchase in each repurchase offer will be established by the Fund’s Board of Trustees shortly before the commencement of each offer, and will be between 5% and 25% of the Fund’s outstanding Shares. If the repurchase offer is oversubscribed, the Fund may, but is not required to, repurchase up to an additional 2% of Shares outstanding. The Fund intends to fund repurchase offers by using cash on hand, and, to the extent necessary, liquidating portfolio securities, or by borrowing to finance the repurchases. The Fund intends to make repurchase offers in the second and fourth quarter of each year.

          Repurchases of Shares by the Fund would decrease its total assets and accordingly may increase its expenses as a percentage of average net assets. Further, interest on any borrowings to finance any such share repurchase transactions would reduce the Fund’s returns. See “Taxation—U.S. Federal Income Taxes” for certain tax consequences of a repurchase of Shares by the Fund.

          Any offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

          If underwriters are used in the sale of any Shares, the Shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Shares may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the Shares will be subject to certain conditions precedent.

          The maximum commission or discount to be received by any member of the Financial Industry Regulatory Authority (“FINRA”) or independent broker-dealer will not exceed 5%. In connection with any rights offering to our shareholders, we may also enter into a standby underwriting arrangement with one or more underwriters pursuant to which the underwriter(s) will purchase our common stock remaining unsubscribed for after the rights offering.

          The Fund may sell the Shares through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the Shares and any commissions the Fund will pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

          The Fund may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the Shares from the Fund at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions the Fund will pay for soliciting these contracts.

          Agents, dealers and underwriters may be entitled to indemnification by us, to the extent permitted by the 1940 Act and the rules and regulations thereunder, against certain civil liabilities, including liabilities under the Securities Act or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

          Any of the Fund’s Shares sold pursuant to a prospectus supplement will be listed on the NYSE, or another exchange on which the Fund’s Shares are traded.

          In order to comply with the securities laws of certain states, if applicable, the Shares offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available and is complied with.

LEGAL MATTERS

          Certain legal matters regarding the securities offered by this Prospectus will be passed upon for us by Clifford Chance US LLP, 31 West 52nd Street, New York, NY, 10019 and Bingham McCutchen LLP, 150 Federal Street, Boston, MA 02110, as special Massachusetts counsel.

EXPERTS

          The financial statements of the Fund for the fiscal year ended December 31, 2007 have been incorporated by reference in this Prospectus in reliance upon the report of KPMG LLP, the Fund’s independent registered public accounting firm, incorporated by reference herein, and upon the authority of said registered public accounting firm as experts in accounting and auditing. The address of KPMG is 99 High Street, Boston, MA 02110. The audit services that KPMG provides include examination of the financial statements of the Fund, services relating to filings by the Fund with Commission and consultation on matters related to the preparation and filing of tax returns.

          The books and records of the Fund will be maintained at the Fund’s principal address in the United States and will be subject to inspection by the Commission.

FINANCIAL STATEMENTS

          The Fund’s annual report for the fiscal year ended December 31, 2007, which includes the Fund’s financial statements for that fiscal year, and the Fund’s semi-annual report for the period ended June 30, 2008, are incorporated herein by reference with respect to all information other than the information set forth in the President’s letter included therein. The Fund will furnish, without charge, a copy of its annual and semi-annual reports, upon request by writing to The Taiwan Greater China Fund, c/o Brown Brothers Harriman & Co., P.O. Box 962047, Boston, MA 02196-2047, ATTN: Investor Services Counsel, Fund Adminstration, or by calling (800) 343-9567.

unsold at the termination of the offering;

     (d) that, for the purpose of determining liability under the 1933 Act to any purchaser, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

     (e) that, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2)

the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

     (f) to file a post-effective amendment containing a prospectus pursuant to Section 8(c) of the Securities Act prior to any offering by the Fund of its Shares of Beneficial Interest below net asset value;

     (g) to file a post-effective amendment containing a prospectus pursuant to Section 8(c) of the Securities Act prior to any offering by the Fund pursuant to the issuance of rights to subscribe for shares below net asset value to existing shareholders; and

     (h) to file, in a post-effective amendment, a prospectus supplement with respect to any rights offering, which will set forth the terms of such rights offering.

     5. Not applicable.

     6. Not applicable.

C-5